JAVCAP SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

Cash	$	802,796
Accounts receivable		66,908
Fixed assets (net of $13,729 accumulated depreciation)		95,334
Prepaid expenses		86,044
Right-of-use asset		994,441
Security deposit		102,663
Total Assets	$	2,148,186

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	97,746
Deferred revenue		385,000
Due to related parties		105,934
Lease payable		1,085,037
Total Liabilities		1,673,717
Member's equity		474,469
Total Liabilities and Member's Equity	$	2,148,186